SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                                META GROUP, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   591002 10 0
                                 (CUSIP Number)

                                  DALE KUTNICK
                              c/o META GROUP, INC.
                                208 Harbor Drive
                              Stamford, Connecticut
                                 (203) 973-6700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 23, 2004
              Date of Event Which Requires Filing of This Statement

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 591002 10 0                                          Page 2 of 6 Pages
---------------------                                          -----------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dale Kutnick
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF/OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,055,390
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,055,390
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,055,390
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


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

                                  SCHEDULE 13D

Item 1. Security and Issuer:

      This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of META Group, Inc., a Delaware corporation (the "Corporation").

      The principal executive offices of the Corporation are located at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

Item 2. Identity and Background:

      (a) This statement is being filed by Dale Kutnick.

      (b) The business address of Dale Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, Connecticut 06912-0061.

      (c) Dale Kutnick is the Corporation's Chairman of the Board of Directors. He conducts his duties at the principal executive offices of the Corporation at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

      (d) During the last five years, Dale Kutnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Dale Kutnick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Dale Kutnick is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

      Since his filing of the initial Schedule 13D with the Securities and Exchange Commission on June 25, 2001 (the "Initial Schedule 13D"), Dale Kutnick has purchased the Common Stock with his personal funds. The information set forth under Item 3 of the Initial Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction:

      The Initial Schedule 13D disclosed that Dale Kutnick acquired the Corporation's securities for investment purposes and that depending on market conditions, his continuing evaluation of the business and prospects of the Corporation and other factors, he may dispose of or acquire additional securities of the Corporation.

      The Initial Schedule 13D is being amended to disclose that Dale Kutnick is currently exploring on a preliminary basis the possibility of a corporate transaction that has the potential of modifying the business structure of the Corporation, which may, among other things, result in a going private transaction. In addition, in connection with such transaction, Mr. Kutnick is considering the possibilty of the formation of a group. There can be no assurance that Mr. Kutnik will proceed with any corporate transaction, either independently or as a memebr of a group.

      Other than as described above, Dale Kutnick does not have any present plans or proposals that would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer:

      (a) Dale Kutnick beneficially owns 2,055,390 shares of Common Stock (which includes 267,025 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of July 23, 2004, 183,200 shares held in Mr. Kutnick's individual retirement account and 17,100 shares held in custodial accounts). As such, Dale Kutnick beneficially owns approximately 14.6% of the Corporation's share capital, based on 13,797,870 shares of outstanding Common Stock as of May 10, 2004, as disclosed in the Corporation's most recently available filing containing such information, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. As to the 17,100 shares held in custodial accounts, Mr. Kutnick may be deemed the beneficial owner of 6,200 shares as custodian for Kyja Kutnick, Mr. Kutnick's daughter, 4,700 shares as custodian for Toren G. Kutnick, Mr. Kutnick's son, and 6,200 shares as custodian for Varyk G. Kutnick, Mr. Kutnick's son. Mr. Kutnick disclaims beneficial ownership of all custodial shares, except to the extent of his pecuniary interest therein

      (b) Dale Kutnick has sole voting power and sole dispositive power over 2,055,390 shares of Common Stock.

      (c) On March 15, 2002, the following purchases of Common Stock were made on the open market:

        Number of
        Shares Purchased       Price Per Share       Shares Held By

        62,000                $1.6074               Mr. Kutnick's IRA
         6,200                $1.5133               Mr. Kutnick's Daughter
         4,700                $1.6074               Mr. Kutnick's Son
         6,200                $1.6074               Mr. Kutnick's Son


        Since the filing date of the Initial Schedule 13D, Dale Kutnick was granted employee stock options to purchase Common Stock as follows:

Grant Date      Number of Shares of             Per Share Exercise Price of
of Options      Common Stock Issuable           Options
                Upon Exercise of Options

09/24/01              40,650                          $1.90
04/23/02              40,650                          $2.05
08/14/02              50,000                          $2.43
07/26/03               7,500                          $3.80

        Dale Kutnick has not effected any transactions in the Common Stock during the past 60 days.

      (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

      Not applicable.

Item 7. Material to be Filed as Exhibits:

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2004


                                            /s/ Dale Kutnik
                                            --------------------
                                                Dale Kutnick


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